February 28, 2012

Columbia ETF Trust

50606 Ameriprise Financial Center

Minneapolis, Minnesota 55474

Gentlemen:

I have examined the Agreement and Declaration of Trust and the By-Laws of Columbia ETF Trust (the Trust) and all necessary certificates, permits, minute books, documents and records of the Trust, and the applicable statutes of the State of Delaware, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be validly issued and, under the laws of the State of Delaware that are applicable to the issuance of shares by entities such as the Trust, purchasers of the Shares will have no obligation to make further payments for their purchase of Shares or contributions to the Trust or its creditors solely by reason of their ownership of Shares.

This opinion may be used in connection with the Post-Effective Amendment.

Sincerely,

/s/        Scott R. Plummer

            Scott R. Plummer

            General Counsel

            Columbia ETF Trust